Atlas Copco



05005968

RECEIVED
2005 FEB 16 P 3:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2

SUPPL

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

Atlas Copco acquires U.S. based tightening specialist.

Stockholm, Sweden, February 11, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 477 1689 952

For further information please contact:
Göran Gezelius, Business Area Executive, Industrial Technique
+46 70 569 8505

Annika Berglund, Senior Vice President, Group Communications
+48 8 743 8070 or +46 70 322 8070

Atlas Copco acquires U.S. based tightening specialist

Stockholm, Sweden, February 11, 2005: Atlas Copco-owned Chicago Pneumatic Tool Company has today signed an agreement to acquire the assets of GSE tech-motive tool from SPX Corporation. GSE tech-motive tool has annual sales of approximately MUSD 24 (MSEK 170) and 82 employees and contract workers. The purchase price was not disclosed.

GSE tech-motive tool, based in Michigan, in the United States, manufactures and distributes specialized tightening solutions for customers with safety critical assembly applications, primarily in the motor vehicle industry. In addition to its main U.S. business, approximately one third of total revenues is made outside the country. See also www.gsetechmotive.com.

GSE tech-motive tool will be integrated into the Chicago Pneumatic (CP) division, within Atlas Copco's Industrial Technique business area, and the new name will be CP Techmotive.

"The acquisition of GSE tech-motive tool gives the CP division a further opportunity to increase its fastening solutions, primarily in the U.S. market, as well as Europe and the Asia, both for electric powered assembly systems and pneumatic tools," says Göran Gezelius, Business Area Executive Industrial Technique. "GSE *tech-motive tool's engineering application center and sourcing in the United States are also valuable additions to what CP can currently offer its customers worldwide."*

CP is increasing its presence in the industrial and the automotive aftermarket. In 2004, CP formed an equity joint venture in China, CP Qianshao (Qingdao) Power Tools Ltd. Furthermore, CP is also increasing focus on its electric tool assembly system business, including the acquisition of Scanrotor earlier this year. Scanrotor is a distributor of specialized tightening solutions, covering Europe.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden, and about 27 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Chicago Pneumatic division offers the manufacturing industry assembly solutions based on electric powered assembly tools and systems and well as pneumatic tools. The customers are found in land transportation, air and spacecraft, light assembly, general industries and vehicle repair and service. The company operates primarily in North America, Europe, India, China and Australia. Please visit CP website for more information: www.cp.com.